THIRD QUARTER 2010
EARNINGS REPORT

Investor Relations Department	0
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

INDEX

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19	Website: www.santander.cl

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income increases 14.1% YoY in 3Q10
Year-to-date & Quarterly results, Ch$ billion and change, %

*Gross operating income, net of provisions & costs = Net interest revenue + fees + financial transactions, net + provision expenses + operating expenses

In 3Q10, net income attributable to shareholders1 totaled Ch$125,356 million (Ch$0.67 per share and US$1.42/ADR2). These results represent an increase of 14.1% compared to 3Q09 (from now on YoY) and a decrease of 9.7% compared to 2Q10 (from now on QoQ). The efficiency ratio in 3Q10 reached 33.8%.

ROAE reaches 29.3% in 3Q10. Core capital at 10.5%.

With these results, the Bank’s ROAE in the quarter reached 29.3% and 30.5% for 9M10. The Bank currently has one of the highest ROEs and capitalization levels in the Chilean financial system. As of September 30, 2010, the Bank’s BIS ratio reached 14.5% and its Core Capital ratio stood at 10.5%.

Total loans grow 4.5% QoQ in 3Q10. Strong growth of the Bank’s credit card business.

In 3Q10, total loans increased 4.5% QoQ with loan growth seen in all products and segments. YoY, loan growth reached 12.1%. Higher yielding retail loans increased 4.2% QoQ, led by a 6.3% increase in consumer loans. Notable was the 9.9% QoQ and 35.6% YoY increase in credit card consumer loans, as the Bank continues to gain market share in credit card loans and purchases. The Bank’s market share in consumer and credit card loans has increased 150 basis points, since the beginning of the year to 27.3%. The Bank’s market share in credit card purchases, including retailers, is approximately 19%.

1 The results in this report are unaudited.
2 Earnings per ADR is calculated using an exchange rate of Ch$483.65 per US$.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Gross income, net of provisions & costs from retail activities increases 23.5% QoQ and 42.1% YoY in 3Q10

By business segments, results were driven mainly by retail banking activities in line with our strategic objectives. Gross income, net of provisions and costs in retail banking increased 23.5% QoQ and 42.1% YoY. Net interest income grew 18.9% QoQ and 15.1% YoY driven by loan growth and higher margins with both individuals and small and middle-sized companies (SMEs). Fee income grew 3.7% QoQ and 4.8% YoY in these segments, driven by higher fees from credit cards and insurance brokerage. Provision expenses in retail banking increased 2.9% QoQ as the Bank proactively implemented some improvements in its standardized credit scoring models for consumer loans. However, YoY provision expense decreased 19.1% as asset quality continues to improve. Operating expenses from retail banking decreased 0.6% QoQ and increased 8.4% YoY, driven by the rise in commercial activity.

The Bank also showed positive results in its middle market segment whose gross income, net of provisions increased 29.7% QoQ and 113.9% YoY as loan growth and improvements in asset quality drove earnings in this segment.

These results were partially offset by lower income from our Global Banking and Markets business, which was negatively affected in the quarter by the rising interest rate environment. This reduced earnings from our treasury services and fixed income portfolios.

The loss in our Financial Management Division decreased 57.7% YoY in 3Q10 as higher inflation benefited its operations. QoQ, the results of this division was negatively affected by the rise in short-term interest rates.

Gross income net of provisions and costs (Ch$ million)	3Q10	YoY Chg.	QoQ Chg.
Individuals	79,091	42.1%	23.5%
SMEs	50,354	34.0%	67.9%
Total retail banking	129,445	42.1%	23.5%
Institutional lending	7,756	108.4%	118.6%
Middle-market	37,389	113.9%	29.7%
Global Banking & Markets	6,402	(92.3)%	(74.8)%
Financial Management & Corporate Activities[1]	(27,710)	(57.7)%	—%
Gross income, net of provisions & costs[2]	153,282	16.5%	(3.6)%

1
The Corporate Activities segment is comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. These activities include the Financial Management Division, which oversees, among other elements: (i) the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk and, (ii) the use of our resources, the distribution of capital among our different segments and the overall financing cost of our investments.

2
Includes net interest income, fee income, financial transactions, net, provision expense and operating expenses. Provision expense in 3Q10 includes the provision reversal for contingent loans, which is included in Other operating income.

Net income up 30.4% in 9M10

In the nine-month period ended September 30, 2010 (9M10), net income attributable to shareholders totaled Ch$383,283 million (Ch$2.03/share and US$4.37/ADR) and increased 30.4% compared to results in the nine month period ended September 30, 2009 (9M09). Gross income, net of provisions and costs increased 21.1% with a 12.2% increase in net interest revenue, a 21.5% decrease in provision and expense and a 10.0% rise in operating costs. The Bank’s net interest margin reached 5.9%, 40 basis point above the margins reached in 9M09. The efficiency ratio in 9M10 reached 34.0%.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Net interest income	235,674	242,782	217,253	8.5%	(2.9)%
Fee income	66,436	65,158	64,756	2.6%	2.0%
Core revenues	302,110	307,940	282,009	7.1%	(1.9)%
Financial transactions, net	21,713	25,041	31,510	(31.1)%	(13.3)%
Provision expense[1]	(56,971)	(55,952)	(79,122)	(28.0)%	1.8%
Operating expenses	(113,570)	(117,987)	(102,775)	10.5%	(3.7)%
Gross income, net of provisions & costs	153,282	159,042	131,622	16.5%	(3.6)%
Other operating & Non-op. Income [2]	(27,926)	(20,219)	(21,721)	28.6%	38.1%
Net income attributable to shareholders	125,356	138,823	109,901	14.1%	(9.7)%
Net income/share (Ch$)	0.67	0.74	0.58	14.1%	(9.7)%
Net income/ADR (US$) [3]	1.42	1.41	1.11	28.4%	1.1%
Total loans	15,232,019	14,582,467	13,583,627	12.1%	4.5%
Customer funds	14,451,712	14,872,739	14,085,927	2.6%	(2.8)%
Shareholders’ equity	1,757,340	1,665,326	1,555,148	13.0%	5.5%
Net interest margin	5.7%	6.1%	5.7%
Efficiency ratio	33.8%	35.2%	32.6%
Return on average equity [4]	29.3%	33.8%	28.8%
NPL / Total loans [5]	2.7%	2.8%	2.8%
Coverage NPLs	105.1%	93.3%	88.2%
Risk Index [6]	2.8%	2.7%	2.5%
BIS ratio	14.5%	14.1%	15.2%
Branches	500	499	502
ATMs	1,914	1,871	1,991
Employees	11,049	11,133	11,280
1.	Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.
2.	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.
3.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. Earnings per ADR was calculated using an exchange rate of Ch$483.65 per US$.
4.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
5.	NPL: Non-performing loans, full balance of loans with one installment 90 days or more overdue.
6.
Risk Index: Loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. Banks must have 100% coverage of the Risk Index.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loans grow 4.5% QoQ in 3Q10 with growth seen in all products and segments

Loans	Quarter ended,			% Change
(Ch$ million)	Sep-10	Jun-10	Sep-09	Sept. 10/09	Sept. 10 / Jun. 10
Total loans to individuals[1]	8,035,617	7,715,031	6,980,092	15.1%	4.2%
Consumer loans	2,554,884	2,404,128	2,155,200	18.5%	6.3%
Residential mortgage loans	4,498,799	4,360,496	4,033,091	11.5%	3.2%
SMEs	2,301,536	2,210,170	2,055,911	11.9%	4.1%
Total retail lending	10,337,153	9,925,201	9,036,003	14.4%	4.2%
Institutional lending	340,274	330,980	285,129	19.3%	2.8%
Middle-Market & Real estate	3,160,681	2,983,741	2,838,365	11.4%	5.9%
Corporate	1,406,210	1,347,855	1,449,001	(3.0)%	4.3%
Total loans [2]	15,232,019	14,582,467	13,583,627	12.1%	4.5%

1.	Includes consumer loans, residential mortgage loans and other loans to individuals
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 3Q10, total loans increased 4.5% QoQ with growth seen in all products and segments. YoY, loan growth reached 12.1%. The recent economic data for Chile show that economic growth has been accelerating with a strong rise in investment and consumption levels. Unemployment figures have also been better than expected as well as wage growth. The Bank’s market share also continued to increase in the quarter. The most important rise in market share has been in consumer and credit card loans, which increased 180 basis points, since the beginning of the year to 27.6%.

Source: Superintendency of Banks of Chile

Higher yielding retail loans increased 4.2% QoQ. Loans to individuals increased 4.2% QoQ, led by a 6.3% increase in consumer loans. Notable was the 9.9% QoQ and 35.6% YoY increase in credit card consumer loans as the Bank continues to gain market share in credit card purchases. Residential mortgage loans increased 3.2% QoQ as long-term rates remained attractive and lower than expected negative impacts of the earthquake on this market. Lending to SMEs increased 4.1% QoQ also reflecting the strength of economic growth.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

In the middle market, which is comprised of companies with annual sales between Ch$3.5 billion and Ch$10 billion increased 5.9% QoQ. This segment was positively impacted by economic growth and reconstruction investments. Corporate lending also showed positive growth in 3Q10, reflecting the stronger evolution of investment levels in the economy and the on-going reconstruction effort.

FUNDING

The Bank issues the first Chilean peso denominated corporate bond ever in international markets. The Bank’s FX deposit rating are upgraded in the quarter

(Ch$ million)	Sep-10	Jun-10	Sep-09	Sept. 10/09	Sept. 10 / Jun. 10
Demand deposits	3,991,732	4,168,884	3,152,739	26.6%	(4.2)%
Time deposits	7,155,213	7,193,376	7,456,731	(4.0)%	(0.5)%
Total customer deposits	11,146,945	11,362,260	10,609,470	5.1%	(1.9)%
Mutual funds	3,304,767	3,510,479	3,476,457	(4.9)%	(5.9)%
Total customer funds	14,451,712	14,872,739	14,085,927	2.6%	(2.8)%
Loans to deposits*	100.9%	99.8%	102.4%
Bonds	3,979,448	3,245,162	2,717,508	46.4%	22.6%

*  (Loans - marketable securities that fund mortgage portfolio) / (Time deposits + demand deposits).

Customer funds decreased 2.8% in the quarter. The balance of demand deposits decreased 4.2% QoQ. Demand deposits denominated in foreign currencies, which represent 10% of the total, declined 21% in the quarter, as a direct result of the appreciation of the peso against the U.S. dollar. The rising interest rate environment also had a negative impact on demand deposits as clients shifted funds towards time deposits.

The 0.5% decrease in time deposits was mainly due to a reduction of the balance of wholesale short-term deposits in favor of long-term fixed rate funding in order to maintain stable spreads in a rising interest rate environment. This was offset by a 1.8% QoQ increase in core retail deposits, which totaled Ch$3,217,465 million as of September 30, 2010. In 3Q10, the Bank’s foreign currency time deposit was upgraded by Fitch from A+ to AA-, two notches above the sovereign ceiling.

The Bank also continued to access the international bond market in order to maintain strong liquidity levels and to minimize negative impacts of rising rates on our net interest margin by replacing short-term non-core deposits with long-term funding. For this reason, bonds have increased 22.6% QoQ and 46.4% YoY. In September 2010, the Bank, issued, among other notes, a Ch$247,255 million 10-yr bond in international markets. This was the first ever international Chilean peso issuance abroad by a Chilean corporate.

Mutual funds under management decreased 5.9% QoQ. This was mainly due to negative mark-to-market effects on fixed income funds as short-term interest rates increased and the appreciation of the peso against the dollar which negatively affected fixed income-dollar funds. Highly profitable equity funds continued to expand in the quarter (See Fee income).

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROAE of 29.3% achieved in 3Q10. BIS ratio stood at 14.5%

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Sep-10	Jun-10	Sep-09	Sept. 10/09	Sept. 10 / Jun. 10
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	51,538	51,539	(16,960)	(403.9)%	(0.0)%
Unrealized gain (loss) Available-for-sale financial assets	(13,928)	(18,193)	(33,001)	(57.8)%	(23.4)%
Retained Earnings:	828,426	740,677	713,806	16.1%	11.8%
Retained earnings previous periods	560,128	560,128	508,045	10.3%	0.0%
Net income	383,283	257,927	293,944	30.4%	48.6%
Provision for mandatory dividend	(114,985)	(77,378)	(88,183)	30.4%	48.6%
Minority Interest	29,599	28,460	30,887	(4.2)%	4.0%
Total Equity	1,786,939	1,693,786	1,586,035	12.7%	5.5%
Equity attributable to shareholders	1,757,340	1,665,326	1,555,148	13.0%	5.5%
ROAE	29.3%	33.8%	28.8%

Shareholders’ equity totaled Ch$1,757,340 million (US$3.6 billion) as of September 30, 2010. ROAE in 3Q10 reached 29.3%. This strong profitability was achieved while having one of the highest levels of capitalization in the banking system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 10.5% of risk weighted assets. The BIS ratio reached 14.5% compared to 14.1% in the previous quarter.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Sep-10	Jun-10	Sep-09	Sept. 10/09	Sept. 10 / Jun. 10
Tier I	1,757,340	1,665,326	1,555,148	13.0%	5.5%
Tier II	672,740	627,608	563,856	19.3%	7.2%
Regulatory capital	2,430,080	2,292,934	2,119,004	14.7%	6.0%
Risk weighted assets	16,739,710	16,210,259	13,918,058	20.3%	3.3%
Tier I (Core capital) ratio	10.5%	10.3%	11.2%
BIS ratio	14.5%	14.1%	15.2%

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Lower inflation rate explains QoQ drop in net interest income

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Net interest income	235,674	242,782	217,253	8.5%	(2.9)%
Average interest-earning assets	16,463,951	15,816,902	15,184,842	8.4%	4.1%
Average loans	14,874,816	14,291,144	13,479,883	10.3%	4.1%
Net interest margin (NIM) [1]	5.7%	6.1%	5.7%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.7%	36.4%	30.3%
Quarterly inflation rate [2]	0.65%	0.97%	(0.47)%
Avg. overnight interbank rate (nominal)	1.76%	0.51%	0.46%
Avg. 10 year Central Bank yield (real)	2.82%	3.04%	2.88%

1.	Annualized.
2.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net interest income decreased 2.9% QoQ and increased 8.5% YoY. The YoY rise in net interest income was mainly due to:

(a) Loan growth. Average loans increased 10.3% YoY. By segment, YoY net interest income growth was led by a 15.1% increase from retail banking and a 29.4% increase in net interest income from the middle-market;
(b) Higher inflation rate. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. The UF inflation reached 0.65% in 3Q10 compared to -0.47% in 3Q09 and;
(c) Improved funding mix. The ratio of average equity and non-interest bearing demand deposits to average interest earning assets reached 34.7% in 3Q10 compared to 30.3% in 3Q09. These positive factors were partially offset by the increase in funding costs as short-term interest rates increased in the quarter.

Compared to 2Q10, the 2.9% decrease in net interest income was mainly due to the lower inflation rates and higher short-term interest rates which increased funding costs.  This was partially offset by the 4.1% QoQ increase in average loans. Going forward, we expect the Central Bank to continue to rising rates as inflation is expected to continue to rise and economic growth remains strong.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Coverage of NPLs reaches 105.1%

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q10[1]	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Gross provisions	(41,135)	(14,012)	(25,377)	62.1%	193.6%
Provision reversal for contingent loans[1]	25,716	—	—
Charge-offs	(49,568)	(49,506)	(65,613)	(24.5)%	0.1%
Gross provisions and charge-offs	(64,987)	(63,518)	(90,990)	(28.6)%	2.3%
Loan loss recoveries	8,016	7,566	11,868	(32.5)%	5.9%
Net provisions for loan losses	(56,971)	(55,952)	(79,122)	(28.0)%	1.8%
Total loans [2]	15,232,019	14,582,467	13,583,627	12.1%	4.5%
Total reserves (RLL)	428,833	387,624	338,020	26.9%	10.6%
Non-performing loans [3] (NPLs)	407,831	415,556	383,172	6.4%	(1.9)%
Gross provision expense / Loans	2.38%	1.74%	2.68%
Cost of credit [4]	2.17%	1.53%	2.33%
Risk Index (RLL / Total loans)	2.82%	2.66%	2.49%
NPL / Total loans	2.68%	2.85%	2.82%
Coverage of NPLs[5]	105.1%	93.3%	88.2%

1.	Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.
2.	Excludes interbank loans.
3.	NPL: Non-performing loans: Full balance of loans with one installment 90 days or more overdue.
4.	Cost of credit: Net provision expense, annualized / Loans.
5.	Coverage NPL: RLL / NPLs.

In 3Q10, the Bank proactively implemented some improvements in its standardized credit scoring models for consumer loans. This impacted two line items of our income statement: Provision Expenses and Other Operating Income. The net effect of this improvement in the models was a charge of Ch$2,077 million in the quarter. Two major changes were incorporated in the models. On the one hand, the minimum provision required for clients in most risk profiles was increased for performing consumer loans. This had a one-time impact of Ch$27,793 million in provision expense. At the same time, the Bank adjusted the minimum provision levels that are set aside for the unused portion of credit card lines for clients that use their card for transactional and not credit purposes. Previously, these clients were assigned a provision level equal to the average for the whole credit card sample independent if they actually used their approved lines or not. This signified a one-time reversal of Ch$25,716 million recognized as Other operating income. As these provisions are for unused credit lines, accounting rules requires us to record these as a non-operating item in the income statement and as a non-credit provision in Other liabilities.

Incorporating both effects, adjusted provision expense in the quarter totaled Ch$56,971 million and increased 1.8% QoQ and decreased 28.0% YoY. The QoQ increase was mainly due to the net effect of the modifications made to our consumer loan provisioning models and higher provisions in commercial lending. The YoY decline was mainly due to the improvements in asset quality as the economy strengthened. By loan product, provision expense was as follows:

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	3Q10[2]	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Commercial loans[1]	(19,060)	(15,264)	(18,374)	3.7%	24.9%
Residential mortgage loans	(4,529)	(4,021)	(2,741)	65.2%	12.6%
Consumer loans[2]	(33,382)	(36,667)	(58,007)	(42.5)%	(9.0)%
Net provisions for loan losses	(56,971)	(55,952)	(79,122)	(28.0)%	1.8%
1 Includes net provision expenses for interbank loans.
2 Includes provision reversal for contingent loans, which is included in Other operating income in 3Q10.

Asset quality and coverage improved in the quarter. Non-performing loans decreased 1.9% QoQ. The NPL ratio reached 2.68% as of September 30, 2010 compared to 2.85% at the end of the second quarter. Coverage ratios also increased as the adjustments in our credit scoring models improved the coverage ratio in consumer lending. The coverage ratio of total NPLs reached 105.1% as of September 30, 2010 compared to 93.3% as of June 30, 2010.

The NPL ratio of consumer loans decreased from 2.99% as of June 2010 to 2.87% as of September 30, 2010. The coverage ratio of consumer NPLs in the same period increased from 256.6% to 294.9%.

The Bank’s Risk Index increased to 2.82% in the quarter, reflecting the more conservative provisioning standards incorporated into our consumer loan models. This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. The Bank is required to have 100% coverage of its Risk index.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Solid QoQ growth of usage-linked fees

Fee Income	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Collection fees	15,324	14,236	17,168	(10.7)%	7.6%
Credit, debit & ATM card fees	13,518	13,353	13,702	(1.3)%	1.2%
Checking accounts & lines of credit	10,604	10,470	12,284	(13.7)%	1.3%
Asset management	10,063	9,657	8,302	21.2%	4.2%
Insurance brokerage	8,683	8,962	4,221	105.7%	(3.1)%
Guarantees, pledges and other contingent operations	5,568	5,954	6,260	(11.1)%	(6.5)%
Fees from brokerage of securities	2,399	2,098	1,763	36.1%	14.3%
Other Fees	276	428	1,056	(73.9)%	(35.5)%
Total fees	66,436	65,158	64,756	2.6%	2.0%

Net fee income increased 2.0% QoQ and 2.6% YoY. Fee income growth was mainly driven by retail banking activities, which experienced a 3.7% QoQ and 4.8% YoY increase in fee income. The evolution of the main products was the following:

Collection fees in 3Q10 increased 7.6% QoQ. This was mainly due to higher collection of loan insurance policies on behalf of third parties and higher fees from the payment of services, mainly on-line. These fees were negatively affected by the earthquake in the first half of the year and as the economy has rebounded, these fees have quickly been recovering. The 10.7% YoY decline was mainly due to the temporary interruption of collection activities in the zones more affected by the earthquake.

Fees from credit, debit and ATM cards increased 1.2% QoQ mainly as credit card usage continues to rise. As of June 2010, the latest data available, the Bank’s market share in terms of monetary purchases with credit cards reached 19.1%, including retailers. YoY purchases with Santander cards were up 33.2% in real terms.  The Bank continued to expand its alliances with corporate customers to issue co-branded credit cards. In the quarter the Bank signed an alliance with Pre-Unic a mid-sized retailer in Chile with 42 stores throughout Chile for the administration of their credit card operations. In the quarter the Bank also renewed its 16 year alliance with Lan, Chile’s leading airline.

Fees from checking accounts and lines of credit increased 1.2% QoQ and declined 13.7% YoY.  The QoQ increase was mainly due to the increase in number of checking accounts and the lower impact in the quarter from the temporary waiving of fees in some of the more affected areas by the earthquake.  The YoY decline was mainly due to regulatory changes that prohibited fees charged for unauthorized overdrafts as of April 2009.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Fees from asset management increased 4.2% QoQ and 21.2% YoY. Equity funds, which generate higher management fees, continued to expand in the quarter driving fee income. However, total assets under management decreased 5.9% QoQ 4.9% YoY. The fall was mainly due to negative mark-to-market effects on fixed income funds as short-term interest rates increased and the appreciation of the peso against the dollar which negatively affected fixed income-dollar funds.

Fees from insurance brokerage decreased 3.1% QoQ and increased 105.7% YoY. The Bank’s success in selling insurance online, coupled with an increase in premiums on behalf of insurance underwriters has driven insurance brokerage fees. The Bank’s success in selling insurance online, coupled with a greater demand for insurance in general has driven insurance brokerage fees. Fees from the brokerage grew 14.3% QoQ and 36.1% YoY. These fees were driven by the Bank’s new internet platform for stock trading and a greater demand for investing in the local stock market.

OPERATING EXPENSES AND EFFICIENCY

The efficiency ratio reaches 33.8% in 3Q10 compared to 35.2% in 2Q10

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Personnel expenses	(63,330)	(66,002)	(55,751)	13.6%	(4.0)%
Administrative expenses	(37,983)	(35,707)	(34,955)	8.7%	6.4%
Depreciation and amortization	(11,294)	(12,592)	(12,069)	(6.4)%	(10.3)%
Impairment	(963)	(3,686)	0	—%	(73.9)%
Operating expenses	(113,570)	(117,987)	(102,775)	10.5%	(3.7)%
Efficiency ratio[1]	33.8%	35.2%	32.6%

1	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

Operating expenses in 3Q10 decreased 3.7% QoQ and increased 10.5% YoY. The efficiency ratio reached 33.8% in the same period compared to 35.2% in 2Q10. The QoQ decrease in costs was mainly due to lower costs from the earthquake and lower personnel expenses. Headcount did not vary significantly in the quarter. The 6.4% QoQ increase in administrative expenses was mainly due to higher costs related to the maintenance and repair of branches and other fixed assets.

The YoY rise in costs was mainly due to a rise in personnel expenses that is directly related to an increase in commercial activity and as a result variable incentives to commercial teams have increased, especially in retail banking. This should be compensated in future quarters with stronger revenue growth. The YoY increase in administrative expenses was mainly due to higher costs related to the maintenance and repair of branches and other fixed assets which was mainly due to the earthquake. In total in 2010, the impact of the earthquake on administrative expenses was Ch$4.4 billion. The higher inflation also fueled administrative cost growth as 2/3 of administrative expenses are linked to inflation.

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client treasury activities in the quarter

Net Results from Financial Transactions*	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Net gains from mark-to-market and trading	(45,068)	44,922	51,447	(187.6)%	(200.3)%
Exchange differences, net	66,781	(19,881)	(19,937)	(435.0)%	(435.9)%
Net results from financial transactions	21,713	25,041	31,510	(31.1)%	(13.3)%

*
These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions, which include the sum of the net gains from mark-to-market and trading and exchange differences, net totaled a gain of Ch$21,713 million in 3Q10. In order to better understand this line item, we present them by business area in the table below.

Net Results from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Santander Global Connect [1] & Market making [2]	21,568	26,169	15,322	40.8%	(17.6)%
Financial Management (ALCO) & Prop. trading	145	(1,128)	16,188	(99.1)%	(112.9)%
Net results from financial transactions	21,713	25,041	31,510	(31.1)%	(13.3)%

1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.
2.	This line item also includes the gain or loss from the sale of charged-off loans.

The 13.3% QoQ and 31.1% YoY decrease in this line item was mainly due lower results from Financial Management Division and the Bank’s proprietary trading business, which were negatively affected by the rising rate environment. This was partially offset by the Ch$21,568 million gain from the Bank’s treasury services to companies through the Santander Global Connect platform that increased 40.8% YoY.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
Other operating income	34,560	19,951	3,219	973.6%	73.2%
Other operating expenses	(22,075)	(17,648)	(1,922)	1048.5%	25.1%
Other operating income, net	12,485	2,303	1,297	862.6%	442.1%
Provision reversal for contingent loans[1]	(25,716)	—	—
Adjusted Other operating income, net[1]	(13,231)	2,303	1,297	—%	—%
Income attributable to investments in other companies	832	223	97	757.7%	273.1%
Income tax	(14,109)	(24,163)	(22,439)	(37.1)%	(41.6)%
Income tax rate	10.0%	15.0%	16.9%

1.	Excludes provision reversal for contingent loans, which is included in Other operating income in 3Q10 (See Provision Expense).

Other operating income, net, adjusted for the reversal of provisions for contingent loans, which for purposes of analyses, we included in provision expense, totaled a loss of Ch$13,231 million in the quarter. As previously mentioned in the Provision Expense section, the Bank adjusted the minimum provision levels that are set aside for the unused portion of credit card lines for clients that use their card for transactional and not credit purposes. This signified a reversal of Ch$25,716 million recognized as Other operating income.

Excluding this effect, the net loss recognized in other operating income in 3Q10 was mainly due to higher charge-offs of repossessed assets mainly linked to a single repossessed asset in the agriculture sector.

Income tax decreased 41.6% QoQ and 37.1% YoY. The statutory corporate tax rate in Chile will rise to 20% in 2011 and gradually return to 17% in 2013 as a part of the government’s plan to finance the earthquake reconstruction efforts. As a result of these changes, the Bank had to apply these rates over deferred taxes. The application of the new corporate tax rates over deferred taxes, resulted in a higher net asset position in differed taxes and therefore a lower effective tax rate in 3Q10.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All of our ratings are assigned a stable outlook. Fitch upgraded the Bank’s foreign currency deposit rating in October 2010.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	AA-
Local Currency Long-term Debt	AA-
Foreign Currency Short-term Debt	F1+
Local Currency Short-term Debt	F1+
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+
Outlook	Stable	Stable

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of September 2010

Ownership Structure:

ADR price (US$) 2010
09/30/10:	96.55
Maximum (2010):	99.44
Minimum (2010):	59.40

Market Capitalization: US$17,512 million

P/E 12 month trailing*:	15.2
P/BV (06/30/10)**:	4.83
Dividend yield***:	3.9%

*	Price as of Sept. 30 / 12mth Earnings
**	Price as of Sept. 30 / Book value as of 09/30/10
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes YTD 2010
US$ million

Local share price (Ch$) 2010
09/30/10:	45.06
Maximum (2010):	47.37
Minimum (2010):	31.03

Dividends:
		% of previous year
Year paid	Ch$/share	earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%
2010:	1.37	60%

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for September 2010, Banco Santander Chile was the largest bank in terms of loans and equity. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s and Aa3 by Moody’s, which are the same ratings assigned to the Republic of Chile, and AA- by Fitch which pierces the sovereign ceiling. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

For more information see www.santander.cl

Banco Santander (SAN.MC, STD.N) is a retail and commercial bank, based in Spain. Santander has more than 90 million customers, 13,660 branches – more than any other international bank – and 169,460 employees around the world. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm. In 2009, Santander registered EUR 8,943 million in net attributable profit. Banco Santander’s eligible capital at the close of the third quarter came to EUR 79,704 million, with a surplus of EUR 34,769 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 14.2%, Tier I to 10.1% and core capital 8.6%. These ratios place Santander among the most solvent banks in the world.

For more information see www.santander.com

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Sep-10	Sep-10	Jun-10	Sep-09	Sept. 10/09	Sept. 10 / Jun. 10
	US$ths	Ch$mn			% Chg.

Assets
Cash and balances from Central Bank	3,148,117	1,522,587	1,398,881	906,871	67.9%	8.8%
Funds to be cleared	1,003,333	485,262	486,914	405,829	19.6%	(0.3)%
Financial assets held for trading	821,549	397,342	812,454	733,319	(45.8)%	(51.1)%
Investment collateral under agreements to repurchase	134,384	64,995	5,000	16,086	304.0%	1199.9%
Derivatives	3,424,729	1,656,370	1,531,224	1,428,496	16.0%	8.2%
Interbank loans	149,248	72,184	41,437	56,674	27.4%	74.2%
Loans, net of reserves for loan losses	30,607,228	14,803,186	14,194,842	13,245,608	11.8%	4.3%
Available-for-sale financial assets	3,310,297	1,601,025	1,341,296	1,903,217	(15.9)%	19.4%
Held-to-maturity investments	-	-	-	-	—%	—%
Investments in other companies	15,096	7,301	6,502	7,184	1.6%	12.3%
Intangible assets	144,681	69,975	71,074	64,858	7.9%	(1.5)%
Fixed assets	331,717	160,435	163,184	186,763	(14.1)%	(1.7)%
Current tax assets	12,298	5,948	5,464	4,519	31.6%	8.9%
Deferred tax assets	285,243	137,958	111,938	105,422	30.9%	23.2%
Other assets	1,350,739	653,285	595,246	541,467	20.7%	9.8%
Total Assets	44,738,660	21,637,853	20,765,456	19,606,313	10.4%	4.2%

Liabilities and Equity
Demand deposits	8,253,348	3,991,732	4,168,884	3,152,739	26.6%	(4.2)%
Funds to be cleared	881,739	426,453	303,207	254,983	67.2%	40.6%
Investments sold under agreements to repurchase	310,059	149,960	146,098	807,034	(81.4)%	2.6%
Time deposits and savings accounts	14,794,196	7,155,213	7,193,376	7,456,731	(4.0)%	(0.5)%
Derivatives	3,416,096	1,652,195	1,250,547	1,318,230	25.3%	32.1%
Deposits from credit institutions	3,572,834	1,728,001	2,100,234	1,741,380	(0.8)%	(17.7)%
Marketable debt securities	8,227,950	3,979,448	3,245,162	2,717,508	46.4%	22.6%
Other obligations	339,510	164,204	158,089	145,925	12.5%	3.9%
Current tax liabilities	58,900	28,487	21,656	60,503	(52.9)%	31.5%
Deferred tax liability	8,047	3,892	2,672	2,149	81.1%	45.7%
Provisions	424,387	205,255	191,001	151,724	35.3%	7.5%
Other liabilities	756,899	366,074	290,744	211,372	73.2%	25.9%
Total Liabilities	41,043,966	19,850,914	19,071,670	18,020,278	10.2%	4.1%

Equity
Capital	1,842,868	891,303	891,303	891,303	0.0%	0.0%
Reserves	106,563	51,539	51,539	(16,960)	—%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(28,798)	(13,928)	(18,193)	(33,001)	(57.8)%	(23.4)%
Retained Earnings:	1,712,863	828,426	740,677	713,806	16.1%	11.8%
Retained earnings previous periods	1,158,127	560,128	560,128	508,045	10.3%	0.0%
Net income	792,480	383,283	257,927	293,944	30.4%	48.6%
Provision for mandatory dividend	(237,744)	(114,985)	(77,378)	(88,183)	30.4%	48.6%
Total Shareholders' Equity	3,633,495	1,757,340	1,665,326	1,555,148	13.0%	5.5%
Minority Interest	61,199	29,599	28,460	30,887	(4.2)%	4.0%
Total Equity	3,694,695	1,786,939	1,693,786	1,586,035	12.7%	5.5%
Total Liabilities and Equity	44,738,660	21,637,853	20,765,456	19,606,313	10.4%	4.2%

Investor Relations Department	18
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Sep-10	Sep-10	Sep-09	Sept. 10/09
	US$ths.	Ch$ million		% Chg.

Interest revenue	2,161,898	1,045,602	865,415	20.8%
Interest expense	(698,331)	(337,748)	(234,278)	44.2%
Net interest income	1,463,567	707,854	631,137	12.2%
Fee income	511,415	247,346	235,424	5.1%
Fee expense	(110,412)	(53,401)	(45,892)	16.4%
Net fee income	401,003	193,945	189,532	2.3%
Net gains from mark-to-market and trading	107,404	51,946	52,013	(0.1)%
Exchange differences, net	50,410	24,381	77,968	(68.7)%
Financial transactions, net	157,815	76,327	129,981	(41.3)%
Other operating income	125,248	60,576	8,645	600.7%
Total operating income	2,147,632	1,038,702	959,295	8.3%
Provision expense	(431,771)	(208,826)	(266,093)	(21.5)%
Total operating income net of provisions	1,715,861	829,876	693,202	19.7%
Personnel expenses	(382,345)	(184,921)	(167,846)	10.2%
Administrative expenses	(226,906)	(109,743)	(102,661)	6.9%
Depreciation and amortization	(74,903)	(36,227)	(34,655)	4.5%
Impairment	(9,645)	(4,665)	0	—%
Operating expenses	(693,799)	(335,556)	(305,162)	10.0%
Other operating expenses	(108,093)	(52,279)	(29,632)	76.4%
Total operating expenses	(801,892)	(387,835)	(334,794)	15.8%
Net operating income	913,969	442,041	358,408	23.3%
Income attributable to investments in other companies	2,429	1,175	863	36.2%
Net income before taxes	916,398	443,216	359,271	23.4%
Income tax	(124,123)	(60,032)	(60,514)	(0.8)%
Net income from ordinary activities	792,275	383,184	298,757	28.3%
Net income discontinued operations	0	0	0	—%
Net income attributable to:
Minority interest	(205)	(99)	4,813	—%
Net income attributable to shareholders	792,480	383,283	293,944	30.4%

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q10	3Q10	2Q10	3Q09	3Q10 / 3Q09	3Q / 2Q 10
	US$ths.	Ch$mn			% Chg.
Interest revenue	734,922	355,445	368,919	279,880	27.0%	(3.7)%
Interest expense	(247,640)	(119,771)	(126,137)	(62,627)	91.2%	(5.0)%
Net interest income	487,282	235,674	242,782	217,253	8.5%	(2.9)%
Fee income	176,531	85,379	82,808	79,584	7.3%	3.1%
Fee expense	(39,167)	(18,943)	(17,650)	(14,828)	27.8%	7.3%
Net fee income	137,364	66,436	65,158	64,756	2.6%	2.0%
Net gains from mark-to-market and trading	(93,183)	(45,068)	44,922	51,447	—%	—%
Exchange differences, net	138,077	66,781	(19,881)	(19,937)	—%	—%
Total financial transactions, net	44,894	21,713	25,041	31,510	(31.1)%	(13.3)%
Other operating income, net	71,457	34,560	19,951	3,219	973.6%	73.2%
Total operating income	740,997	358,383	352,932	316,738	13.1%	1.5%
Provision expense	(170,965)	(82,687)	(55,952)	(79,122)	4.5%	47.8%
Total operating income net of provisions	570,032	275,696	296,980	237,616	16.0%	(7.2)%
Personnel expenses	(130,942)	(63,330)	(66,002)	(55,751)	13.6%	(4.0)%
Administrative expenses	268,126	(37,983)	(35,707)	(34,955)	8.7%	6.4%
Depreciation and amortization	(23,352)	(11,294)	(12,592)	(12,069)	(6.4)%	(10.3)%
Impairment	(1,991)	(963)	(3,686)	0	—%	(73.9)%
Operating expenses	(234,819)	(113,570)	(117,987)	(102,775)	10.5%	(3.7)%
Other operating expenses	(45,643)	(22,075)	(17,648)	(1,922)	1048.5%	25.1%
Total operating expenses	(280,461)	(135,645)	(135,635)	(104,697)	29.6%	0.0%
Net operating income	289,571	140,051	161,345	132,919	5.4%	(13.2)%
Income attributable to investments in other companies	1,720	832	223	97	757.7%	273.1%
Net income before taxes	291,291	140,883	161,568	133,016	5.9%	(12.8)%
Income tax	(29,172)	(14,109)	(24,163)	(22,439)	(37.1)%	(41.6)%
Net income from ordinary activities	262,119	126,774	137,405	110,577	14.6%	(7.7)%
Net income discontinued operations	0	0	0	0
Net income attributable to:
Minority interest	2,932	1,418	(1,418)	676	109.8%	—%
Net income attributable to shareholders	259,187	125,356	138,823	109,901	14.1%	-9.7%

Investor Relations Department	20
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10
(Ch$ millions)
Loans
Consumer loans	2,187,832	2,121,045	2,155,200	2,244,035	2,303,983	2,404,128	2,554,884
Residential mortgage loans	3,927,343	3,970,896	4,033,091	4,159,052	4,219,733	4,360,496	4,498,799
Commercial loans	7,870,502	7,309,545	7,395,336	7,324,777	7,519,854	7,817,843	8,178,336
Total loans	13,985,677	13,401,486	13,583,627	13,727,864	14,043,570	14,582,467	15,232,019
Allowance for loan losses	(281,265)	(314,191)	(338,020)	(349,485)	(374,064)	(387,624)	(428,833)
Total loans, net of allowances	13,704,412	13,087,295	13,245,607	13,378,379	13,669,506	14,194,843	14,803,186

Loans by segment
Individuals	6,782,663	6,815,737	6,980,092	7,287,296	7,411,686	7,715,031	8,035,617
SMEs	2,007,115	2,002,641	2,055,911	2,097,592	2,143,885	2,210,170	2,301,536
Total retail lending	8,789,778	8,818,378	9,036,003	9,384,888	9,555,571	9,925,201	10,337,153
Institutional lending	262,664	262,947	285,129	291,867	313,079	330,980	340,274
Middle-Market & Real estate	3,048,591	2,844,124	2,838,365	2,779,165	2,907,944	2,983,741	3,160,681
Corporate	1,903,951	1,505,737	1,449,001	1,266,310	1,279,965	1,347,855	1,406,210

Customer funds
Demand deposits	3,092,010	3,083,814	3,152,739	3,533,534	3,890,230	4,168,884	3,991,732
Time deposits	8,677,857	8,342,396	7,456,731	7,175,257	6,818,939	7,193,376	7,155,213
Total deposits	11,769,867	11,426,210	10,609,470	10,708,791	10,709,169	11,362,260	11,146,945
Mutual funds (Off balance sheet)	3,085,227	3,342,860	3,476,457	3,427,829	3,635,544	3,510,479	3,304,767
Total customer funds	14,855,094	14,769,070	14,085,927	14,136,620	14,344,713	14,872,739	14,451,712
Loans / Deposits[1]	96.5%	94.3%	102.4%	100.9%	104.3%	99.8%	100.9%

Average balances
Avg. interest earning assets	15,742,285	15,147,554	15,184,842	15,562,696	15,776,237	15,816,902	16,463,951
Avg. loans	14,312,882	13,733,919	13,479,883	13,647,750	13,879,173	14,291,144	14,874,816
Avg. assets	20,491,544	19,719,613	19,384,473	20,123,590	20,738,402	20,742,244	20,915,047
Avg. demand deposits	2,952,461	3,087,754	3,079,230	3,278,373	3,678,104	4,107,978	4,005,565
Avg equity	1,517,710	1,495,755	1,528,506	1,608,510	1,665,977	1,644,453	1,712,967
Avg. free funds	4,470,170	4,583,509	4,607,736	4,886,883	5,344,081	5,752,431	5,718,532

Capitalization
Risk weighted assets	13,979,591	13,544,319	13,918,058	14,202,118	15,513,732	16,210,259	16,739,710
Tier I (Shareholders' equity)	1,543,039	1,497,019	1,555,148	1,658,316	1,683,103	1,665,326	1,757,340
Tier II	560,232	535,978	563,856	555,776	599,353	627,608	672,740
Regulatory capital	2,103,271	2,032,997	2,119,004	2,214,092	2,282,455	2,292,934	2,430,080
Tier I ratio	11.0%	11.1%	11.2%	11.7%	10.8%	10.3%	10.5%
BIS ratio	15.0%	15.0%	15.2%	15.6%	14.7%	14.1%	14.5%

Profitability & Efficiency
Net interest margin	4.8%	6.0%	5.7%	5.8%	5.8%	6.1%	5.7%
Efficiency ratio	34.5%	31.5%	32.6%	30.5%	33.0%	35.2%	33.8%
Avg. Free funds / interest earning assets	28.4%	30.3%	30.3%	31.4%	33.9%	36.4%	34.7%
Return on avg. equity	20.2%	28.7%	28.8%	34.1%	28.6%	33.8%	29.3%
Return on avg. assets	1.5%	2.2%	2.3%	2.7%	2.3%	2.7%	2.4%

Investor Relations Department	21
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10
Asset quality
Non-performing loans (NPLs)[2]	392,802	415,311	383,172	409,067	385,211	415,556	407,831
Expected loss[4]	281,265	314,191	338,020	349,485	374,064	387,624	428,833
NPLs / total loans	2.81%	3.10%	2.82%	2.98%	2.74%	2.85%	2.68%
Coverage of NPLs (Loan loss allowance / NPLs)	71.60%	75.65%	88.22%	85.43%	97.11%	93.28%	105.15%
Expected loss (Loan loss allowances / Loans)	2.01%	2.34%	2.49%	2.55%	2.66%	2.66%	2.82%
Cost of credit (prov. expense / loans)	2.60%	2.87%	2.33%	1.97%	2.00%	1.53%	2.17%

Network
Branches	500	501	502	498	498	499	500
ATMs	1,929	1,929	1,991	1,917	1,856	1,871	1,914
Employees	11,578	11,391	11,280	11,204	11,155	11,133	11,049

Market information (period-end)
Net income per share (Ch$)	0.41	0.57	0.58	0.73	0.63	0.74	0.67
Net income per ADR (US$)	0.73	1.12	1.11	1.49	1.25	1.41	1.42
Stock price	19.1	23.9	30.4	30.7	34.4	35.7	45.1
ADR price	34.4	46.7	57.5	64.8	68.2	67.1	96.6
Market capitalization (US$mn)	6,230	8,468	10,436	11,749	12,373	12,168	17,512
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	(2.30)%	(0.13)%	(0.47)%	0.52%	0.27%	0.97%	0.65%
Avg. overnight interbank rate (nominal)	5.49%	1.40%	0.46%	0.43%	0.40%	0.51%	1.76%
Avg. 10 year Central Bank yield (real)	2.60%	2.86%	2.88%	3.09%	3.14%	3.04%	2.82%
Avg. 10 year Central Bank yield (nominal)	5.09%	5.63%	5.70%	6.13%	6.41%	6.42%	6.07%
Observed Exchange rate (Ch$/US$) (period-end)	582.1	529.07	546.07	506.43	526.29	543.09	485.23

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 Total installments plus lines of credit more than 90 days overdue
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department	22
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl